WHEN I WAS A HUMAN



LETTER ⌄

Dear investors,

We can't express enough gratitude for your belief in our effort to bring our project, When I Was A Human, to life. What started as a short film has evolved into an international project with extraordinary momentum, and we couldn't have done it without your support.This project is catching the industry's attention thanks to Takumi Saitoh, our new celebrity Executive Producer. His announcement about WIWAH at at the Cannes Film Festival was a game-changer. Following the announcement, the Japanese government's Trade Commission invited us to the Venice International Film Festival, one of the most prestigious global cinema platforms, to pitch WIWAH! The excitement and engagement we received confirmed the film's global potential. Your support has been about more than just financing a film—it's been about championing original, meaningful storytelling, especially in this divisive world of uncertainty.Keep the faith. The best is yet to come!

We need your help!

WIWAH's development phase is taking longer than expected, and we still need $500k to greenlight it. There was momentum following the second campaign. However, we encountered a prolonged union strike, ongoing inflation, an uncertain economy, and a devastating wildfire, all of which have challenged the stability of the film industry and triggered the fear of film investing. Fear can often hold us back and obscure what truly matters. However, if we muster a bit more courage and maintain our faith, the potential financial and emotional rewards can be immeasurable. There's a growing interest in a movie like WIWAH, which tells a heartwarming tale filled with humor and embodies a universal theme of compassion—something we all need to embrace in our often divided world. As a Wefunder investor, you have priority in investing in WIWAH. If you want to be part of something larger than life, now is the time. Reach out to us, and let's talk. Email us at: info@aktpictures.com

Sincerely,

Akemi Kozu Tosto

Manager

How did we do this year?

REPORT CARD



B+

☺ The Good

A Japanese celebrity, Takumi Saito, has come on board as an executive producer.

Takumi announced his involvement at the Cannes Film Festival raising the status of the project.

AKT was invited to the Venice Film Festival in Italy by the Japanese Trade Commission to be pitched the project.

☹ The Bad

Still working to secure full funding for WIWAH

Fiscal Sponsorship didn't raise funds as much as expected

Prolonged development period

2024 At a Glance

January 1 to December 31



$0
Revenue

-$21,053
Net Loss

Revenue



$126,081 **+53%**

Short Term Debt

Net Loss



$59,517

Raised in 2024



$16,328

Cash on Hand
As of 03/20/25

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

$0 $0

-$21,053

-$37,528

2023   2024

Net Margin: 0%	Gross Margin: 0%	Return on Assets: -33%	Earnings per Share: -$210.53

Revenue per Employee: $0	Cash to Assets: 30%	Revenue to Receivables: ~	Debt Ratio: 199%



AKT_Pictures_CEO_Certified_Financials.pdf

We ❤️ Our 142 Investors

Thank You For Believing In Us

Andre Harrell	Maureen Prindeville	Frank Kotlarsic	Kenah Hagan	Mondray Gee	Nancy Fulton
Raphaelle Tamura	Nina Rossetti	Nate Nelson	Timothy P Kysela	Dave Dever	Danny Mathis
TaShauna Horton	Kevin Soto	Adam McCurdy	Mike Kuettner	Michael Quinn	Nicola Lupis
Natsu Suga	Ryan J. Gilmer	Christopher Tosto	Jeff Hay	Hiroki Tajiri	Isabel Casimiro
Bradley E	Azusa Nosaka	Taro Imai	Juliann McKenna	Jeffrey Jerome Hogan	Lynne Mar
Jorge Agraz	Kunihiko Kinugasa	Anusha Rasalingam	Shiro Nobunaga	Talia Abreu	Luis Sotolongo
Oliver James Damian	Rob Fossey	Abdurrachman M	Luis Amarante	Hiroko Yoshiaki	Dk (Debrakay) Punzi
Jimmy V	Daniel Guido Flores	Federico Pastorino	Marleny Franco	Deborah Loud	Margaret Shinkle
Gregory Montgomery	Oscar Leonardo Garcia	Paul Burow	Amber Lingle	Jennifer Tokuyama	Kyoko KAZUMI
Kayoko OGAWA	Wendy Cook	Kawamoto Masayuki	Hiroyuki OHWATARI	Zara Otamias	Jennifer ELSON
Emory Allen	Jarrod Brissenden	Richard Taddonio	Debbie Pryse	Jon Sims	Elizabeth Kraus
Derrick Pitts	Maho Morita	Patrick Traynor	Andrew Lee...	Kazuo Makuuchi	Kenneth George...
Kana Nagumo	David Dowell	Dmitri M. Johnson	J Jesus Gaspar JR	Dawn Ebner	Juliann McKenna
Donna M Simmons	Tony Matteucci	Amy Wolkenhauer	Stephen Ryfle	Don Durand	Natalie Agraz
Sae Tatsuzawa	Marc Wray	Mami Hosoda	Julie Nelson	Dipendra Tiwari	Lisa Azuma
Peter Tosto	Joshua Madden	Keiko Takeuchi	Mike Andrews	Joseph R Pero	Jonathan Traupman
David Klein	Tomomi Hernandez	Izumi Sunaoka	Ichiro Yamazaki	John Hermann	ED AND MICHELLE...
Bert Caine	Mariko Gillam	Fumika TANOKASHIRA	DOTTY HUDSON	Hiromi Kashima	David Sandgren
Sharon Tosten	Troy BRYANT	Noriko Carroll	Ronda Williams	Adan Farrah	Melvin Harrison
Johannes Van Galen	Gus Thomas	Benjamin Everhart	Mahaveer Jagawat	Naman Shah	Keith McCowen
Ritesh Gudla	Richard Surmont	Alfred Starnes	Timothy Marsolais	Robert Faiai	

Thank You!

From the WHEN I WAS A HUMAN Team





Akemi Kozu T. 𝕏 in

Executive Producer & Director

Hailed from Japan. After moving to the U.S., Akemi's been involved in over 100 films & TV productions during her 20+ years of industry experience. She's also the first...



Takumi Saitoh

Executive Producer (Japan)

Takumi is a celebrated actor, filmmaker, and photographer who's won numerous awards across Asia and Europe. His fil...



Tyler Condon in

Producer

Tyler began his career working for Discovery, Nat Geo, Animal Planet, and Comedy Central. He then joined Sneak Preview...



Maho Morita

Producer

Growing up as a niece of world-renowned film director, Nagisa Oshima, Maho worked on film sets but later became a film...



Jorge Agraz

Associate Producer

Jorge grew up in the United States and Europe and holds degrees in Film Studies and History from Yale University. H...



John Hermann

Production Consultant

John is a DGA member and a film producer. He most recently produced HBO's acclaimed new documentary series "McMillion...

Details

The Board of Directors

Director	Occupation	Joined
Akemi Kozu Tosto	Executive Producer @ AKT Pictures	2018

Officers

Officer	Title	Joined
Akemi Kozu Tosto	Manager	2018

Voting Power ❓

Holder	Securities Held	Voting Power
Akemi Kozu Tosto	Membership Interest	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
12/2021	$81,242		4(a)(6)
04/2024	$59,517		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Membership Interests	100%	100%	Yes

Warrants: 0
Options: 0

Form C Risks:

Limited operating scope: The Company was established solely to develop and monetize a single motion picture. Its success is entirely dependent on that project. While the Company is fully committed to completing and releasing the film, there is no certainty it will gai distribution or generate profits. As such, a full return on investment is not guaranteed.

Impact of Future Fundraising: The Company may seek additional financing to complete or distribute the film. If such funding is backed by film-related assets, it could affect the timing or amount of profits available to investors. The Company will structure any future financing with due consideration for existing investors.

Use of Proceeds and Managerial Flexibility: The Company intends to use the net proceeds from this offering as outlined in this document. However, management may adjust allocations as needed to respond to unforeseen circumstances, provided such changes remain aligned with the Company's business goals.

Cautionary Note Regarding Forward-Looking Statements: This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements reflect management's current expectations regarding future events and are not guarantees of future performance. They involve risks, uncertainties, and other factors that may cause actual results to differ materially from those anticipated. Forward-looking statements may include, but are not limited to, statements concerning future plans, projections, objectives, strategies, or performance. Words such as "expects," "anticipates," "believes," "intends," "plans," "may," "should," "could," "would," and similar expressions are intended to identify such statements. These statements speak only as of the date made. The Company undertakes no obligation to update any forward-looking statement to reflect subsequent developments, events, or circumstances, whether anticipated or not. Please refer to the section titled "Risk Factors" (Items 2–15) for a discussion of material risks that could affect actual results.

Reliance on Third Parties: The Company will engage and oversee qualified third-party partners for the production and monetization of its film. However, certain delays or cost increases may arise due to factors beyond the Company's direct control.

Speculative Nature of Investment: An investment in the Company carries inherent risks. Investors are encouraged to review all materials and risk disclosures carefully, and to consult with qualified attorneys, tax advisors, and/or business advisors prior to investing.

with qualified attorneys, tax advisors, and/or business advisors prior to investing.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from securityholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As solely a holder of Profit Participation Interests in the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon Management to manage the Company so as to maximize value for investors. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the Management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the Management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the Management to its securityholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

The Investor will only hold Profit Participation Rights, and thus be limited as to its ability to control or influence the governance or operations of the Company (if at all).

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by the Manager and any appointed officers ("Management") and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

The Company's leadership retains authority to make key decisions regarding governance, operations, and financing. While this structure supports effective management, certain actions —such as amending the operating agreement, issuing additional securities, or modifying the Company's tax treatment—may be made at the discretion of management, in accordance with the governing documents. These actions could affect the rights or economic interests associated with the offered securities. Investors in this offering will not have voting rights and may have limited access to Company information compared to other stakeholders.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings, or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby. In the future, we may perform valuations of our securities that take into account factors such as the following: - unrelated third-party valuations of our such securities; - the price at which we sell other securities, in light of the rights, preferences, and privileges of our those other securities relative to those of such securities being valued; - our results of operations, financial position, and capital resources; - current business conditions and projections; - the lack of marketability of such securities; - the hiring of key personnel and the experience of our management; - the risk inherent in the development, production, distribution, and/or expansion

of the Picture or our business; - our stage of development and material risks related to our business; - the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business; - industry trends and competitive environment; - trends in consumer spending, including consumer confidence; - overall economic indicators, including gross domestic product, employment, inflation, and interest rates; and - the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

AKT Pictures, LLC

California Limited Liability Company
Organized March 2018
1 employees
4329 Van Nuys Blvd. Suite 5
Sherman Oaks CA 91403 http://wheniwasahuman.com

Business Description

Refer to the WHEN I WAS A HUMAN profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

WHEN I WAS A HUMAN has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

The previous annual report filing was for the first raise of the two Wefunder campaigns.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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